                                                                    Exhibit 99.2

   Notes to Footnote 3:

   The shares of Series A Convertible Preferred Stock (the "Series A Preferred
   Stock") are held by Friedman Fleischer & Lowe Capital Partners, LP and FFL
   Executive Partners, LP (collectively, the "Friedman Fleischer & Lowe Funds")
   in the amounts set forth below. The Friedman Fleischer & Lowe Funds are each controlled by Friedman Fleischer & Lowe GP, LLC, their general partner.
   Accordingly, Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive
   Partners, LP may be deemed to beneficially own each other's shares of Series
   A Preferred Stock. Tully M. Friedman and Christopher A. Masto are,
   respectively, Senior Managing Member and Managing Member of Friedman
   Fleischer & Lowe GP, LLC, and may be deemed to beneficially own the shares of
   Series A Preferred Stock owned by the Friedman Fleischer & Lowe Funds. Each share of Series A Preferred Stock is convertible into shares of Class B-1
   Voting Common Stock on a one-for-one basis. The reporting persons disclaim beneficial ownership of any shares in which they do not have a pecuniary interest.

   Holder                                  Shares of Series A Preferred
                                                Stock Directly Held

   Friedman Fleischer & Lowe                        47,839.63
   Capital Partners, LP

   FFL Executive Partners, LP                          865.42